UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MEDICALOGIC/MEDSCAPE, INC.
-----------------------------------------------------------
(Name of Issuer)

Common Stock, No Par Value
------------------------------
(Title of Class of Securities)

584642102
----------------------------------
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]   Rule 13d-1(b)

[_]   Rule 13d-1(c)

[_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 584642102

-----------------------------------------------------------
1.    Names of Reporting Persons.

      DMI Capital Corp.

      I.R.S. Identification Nos. of above persons (entities
only).   73-1649657
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2. Check the Appropriate Box if a Member of a Group
a  [_]

b  [_]
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3.    SEC Use Only

-----------------------------------------------------------
4.    Citizenship or Place of Organization

      Iowa
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5.   Sole Voting Power
  Number of
    Shares                515,731
 Beneficially      ----------------------------------------
   Owned by          6.   Shared Voting Power
     Each
   Reporting              4,392,451
    Person         ----------------------------------------
     With            7.   Sole Dispositive Power

                          515,731
                   ----------------------------------------
                     8.   Shared Dispositive Power

                          4,392,451
-----------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting
Person

      4,908,182
-----------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes
Certain Shares  [_]

-----------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      9.47%
-----------------------------------------------------------
12.   Type of Reporting Person

      IA
-----------------------------------------------------------


Item 1(a).      Name of Issuer:

                MedicaLogic/Medscape Inc.

Item 1(b).      Address of Issuer's Principal Executive
Offices:

                20540 NW Evergreen Parkway
 	    		 Hillsboro, Oregon 97124

Item 2(a).      Name of Person Filing:

                DMI Capital Corp.

Item 2(b).      Address of Principal Business Office or, if
None, Residence:

                2420 Vine St #10
                West Des Moines, IA  50265

Item 2(c).      Citizenship:

                United States.

Item 2(d).      Title of Class of Securities:

                Common Stock

Item 2(e).      CUSIP Number:

                584642102

Item 3.         If This Statement is Filed Pursuant to Rule
13d-1(b), or 13d-2(b) or (c), Check Whether the Person
Filing is a:

                (a) [_] Broker or dealer registered under
Section 15 of the Exchange Act.
                (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.
                (c) [_] Insurance company as defined in
Section 3(a)(19) of the Exchange Act.
                (d) [_] Investment company registered under
Section 8 of the Investment Company Act.
                (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                (f) [_] An employee benefit plan or
endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                (h) [_] A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act;
   (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                (j) [_] Group, in accordance with Rule 13d-
1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount Benefically Owned:  DMI Capital Corp. in
its capacity as investment adviser, may be deemed
the beneficial owner of 4,908,182 shares of common
stock of the Issuer.
(b) Percent of Class:  9.47%
(c) For information on voting and dispositive power with respect to the above listed shares, see Items
5 - 8 of Cover Page

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

                Not applicable

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

                Not applicable.

Item 8. Identification and Classification of Members of the
Group.

                Not applicable.

Item 9. Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



2/14/2003
---------------------
Date

/s/ Erich Riesenberg
---------------------
Erich Riesenberg,
DMI Capital Corp.